October 14, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street NE,
Washington, D.C. 20549-3561

Attn:       Joseph A. Forte, Senior Assistant Chief Accountant

Re:          Galaxy Gaming, Inc. (the “Company”)
Supplemental response letter dated September 30, 2010 regarding the Form 10-K for fiscal year ended December 31, 2009.
Your File No. 0-30653

Dear Mr. Forte:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated September 30, 2010 by Joseph A. Forte, Senior Assistant Chief Accountant of the Commission’s Division of Corporate Finance, this correspondence shall serve as the response by the Company.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management’s Discussion and Analysis, page 15

Results of Operations…the Years Ended December 31, 2009 and 2008

1.
We have reviewed your response to our prior comments 1, 4 through 7, and note your conclusion that you operate in the business of Proprietary Casino Games rather than two separate reportable business segments. From your response we note that for internal purposes, you track revenues by (1) each of your proprietary casino games and (2) the amount of sale/reimbursement of products, and that from a cost perspective you internally track the costs of ancillary products and the assembled components of the Bonus Jackpot System. We further note that you do not internally track the costs associated with the revenue of each of your proprietary casino games due to the overly burdensome nature and subjective allocation of doing so. We note you continue to disclose “gross profit” in your interim financial statements included in the June 30, 2010 Quarterly Report on Form 10-Q; however, it appears the presentation of this profitability measure is inappropriate. For example, your gross profit amount appears to be based on the costs of the goods sold pertaining to the ancillary products you sell and the manufactured cost of the Bonus Jackpot System, whereas the majority your revenues are from recurring (royalty) license fees that do not have any associated allocated costs. Furthermore, as it appears that your vast amount of expenses classified as SG&A costs included (directly or indirectly) in generating your recurring license revenues that  represent a substantive amount of total revenues, the presentation of a gross profit measure does not appear appropriate or meaningful.

6980 O’Bannon Drive v Las Vegas, Nevada  89117 v (702) 939-3254 v FAX (702) 939-3255
WWW.GALAXYGAMING.COM
OTC BB: GLXZ

2.
As such, beginning with the September 30, 2010 Quarterly Report on Form 10-Q (the “September 2010 Form 10-Q” to be filed), we believe the costs of goods sold related to your tangible products should be included as a separate line item within operating expenses appropriately labeled as “Costs of Ancillary Products & Assembled Components” and that the measure gross profit should be deleted from the financial statements.

Response

Beginning with the September 30, 2010 Quarterly Report on Form 10Q, the Company will eliminate the “Cost of Goods” and “Gross Profit” line items from the Statements of Operations.  Furthermore the expenses previously classified under the “Cost of Goods” line item will now be labeled “Costs of Ancillary Products and Assembled Components” and will be a separate line item under operating expenses.  This line item will be in addition to the previously reported line items of “Selling, general and administrative” and “Research and development”.

3.
In addition, beginning with the September 2010 Form 10-Q, please expand your MD&A – “Company Overview and Plan of Operations” to also include the first and third paragraphs of your response to prior comment 1 relating to the function of the Bonus Jackpot System and how you track revenues and costs. We believe this disclosure will provide additional information to an investor as to how you gather financial data for external financial reporting.

Response

We concur that the first and third paragraphs of our response to prior comment 1 would further enhance the disclosures and provide additional information to an investor.

Furthermore we concur that the first paragraph and a portion of the third paragraph of our response to prior comment 1 is appropriate to include in the MD&A – “Company Overview and Plan of Operations”.  Beginning with the September 2010, Form 10-Q:

 “Bonus Jackpot System” discussion will include verbiage that will essentially state:
“The Bonus Jackpot System is an additional mechanism for earning revenue relating to the placement of our proprietary table games.  When a Bonus Jackpot System is sold, we seek to be essentially reimbursed for the costs of the components and assembly of the system.  The Bonus Jackpot System is fundamentally a precursor to the revenue earning stream for our proprietary games.  Currently, all of the Bonus Jackpot System installed at our clients includes the Company’s proprietary table games.”

“Proprietary Table Games” discussion will include verbiage that will essentially state:
Internally, the Company tracks revenues by each of its proprietary casino games.  The Company does not internally track the cost associated with the revenue of each of its proprietary casino games since it requires subjective allocations of common costs.

We believe that some portions included in the third paragraph of our response to prior comment 1, (as it relates to the discussion of costs), should be more appropriately included under Note 2 –Significant Accounting Policies to the Financial Statements.  Beginning with the September 2010 Form 10-Q, this section will include verbiage that will essentially state:

“Costs of Ancillary Products and Assembled Components

Costs of Ancillary Products and Assembled Components include pay tables, layouts and signage as it relates to a specific proprietary game that our client may elect to purchase in connection with the use of our game and the cost of the assembled components of the Bonus Jackpot System.”

Additionally the Inventory footnote under Note 2 –Significant Accounting Policies to the Financial Statements will now include the following verbiage:

“The Company does not allocate overhead to inventory as such costs are not significant.”

Form 10-Q for the quarterly period ended June 30, 2010

Note 2. Significant Accounting Policies

Intangible Assets, page F6

4.	Please expand the last paragraph under this heading to disclose the amortizable life of the client installation base and intellectual property acquired in the T&P gaming acquisition.

Response

Beginning with the September 2010, Form 10-Q the Company will disclose the amortizable life of the client installation base and the various intellectual properties acquired in T&P acquisition.

Revenue Recognition, page F7

5.
We have reviewed your expanded disclosures in response to our prior comment numbers 8 and 13. We believe further disclosure is necessary in this footnote, such as the entire paragraph under MD&A – Sources of Revenue on page 6. In addition please include disclosure as to whether or not your table game products contain software that may be sold separately, and thus separately valued and recognized, and also whether you offer post-contract customer support for your products. In this regard, we reiterate a portion of our prior comment 8 as follows. “If your products include any software when leasing or selling or any of your revenue arrangements include multiple deliverables, your revenue recognition policy should also specifically address the accounting treatment for these elements. Please refer to the guidance in ASC Topic 605 on Revenue Recognition and advise and revise accordingly.” We believe the second paragraph of your response to our prior comment 13 may address this concern and thus should be disclosed in the September 30, 2010 Form 10-Q.

Response

Beginning with the September 2010, Form 10-Q the Company will incorporate the following under the Revenue Recognition footnote:

(1)	The entire paragraph under MD&A – Sources of Revenue that was included in the June 30, 2010 Form 10-Q on page 6.
(2)	The following verbiage:
“The software included in the Bonus Jackpot System serves to assist in the count of the number of wages; essentially the software is incidental to the operation of the system.  As such the Company does not segregate the portion of revenue between manufactured equipment and any software or electronic devices needed to use the equipment when the system is sold.  Furthermore, the Company does not market the software separately from the equipment.

Note 15 Cash Flow Disclosures, page F13

6.
Reference is made to the April 1, 2010 sales transaction of common stock and warrants. Disclose the fair value amount, if any, assigned to the warrants in this stock insurance transaction. Expand the disclosure in Note 18 to disclose the significant provisions of the certain obligations that will result in the issuance of the $90,000 of common stock.

Response

Beginning with the September 2010, Form 10-Q the Company will:

(1) Disclose the fair value assigned to the warrants associated with the April 1, 2010 sales transaction of common stock and warrants.

(2) Incorporate the following verbiage in the Asset Acquisition footnote:

“Additionally, the Company agreed to transfer to the Sellers $90,000 worth of the Company’s common stock at such time the Sellers assigned the valid and fully enforceable patent to the Company.  Such assignment was completed and 450,000 shares of the Company’s common stock were issued during the quarter ended September 30, 2010.”

Galaxy Gaming, Inc.

By:           /s/ Andrew Zimmerman
Andrew Zimmerman,
Chief Financial Officer